FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following is a transcript of a presentation given by The Thomson Corporation on July 26, 2007 at 8:30 a.m. ET. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

THE THOMSON CORPORATION

SECOND-QUARTER 2007 CONFERENCE CALL

JULY 26, 2007; 8:30 a.m. ET

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Thomson second-quarter 2007 conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS). As a reminder, this conference call will be recorded.

I would now like to turn the conference over to our host, Vice President Investor Relations, Mr. Frank Golden. Please go ahead, sir.

Frank Golden  — Thomson Corporation - VP-Investor Relations

Thanks very much and good morning. I would like to welcome you to Thomson Corporation’s second-quarter 2007 earnings call. Those of you listening should have a copy of today’s earnings release and related slides which are posted on our website at www.thomson.com.

We will begin this morning with Dick Harrington, our President and CEO, by discussing the second-quarter’s highlights and he will provide an update on the proposed Reuters acquisition. And he will also review the financial results for the quarter and half year.

Bob Daleo, our CFO, will then take us through the details of the quarterly and half-year results, and he will review the Company’s financial metrics. Bob will also provide the Company’s outlook for the remainder of the year.

Now let me point out that in light of the Company’s proposed acquisition of Reuters Group PLC and the UK disclosure requirements associated with providing profit related forecasts at this time, Thomson will no longer issue or affirm operating profit margin guidance until the closing of the transaction unless required to do so in a circular that will be distributed to Reuters’ shareholders.

Now following Dick and Bob’s presentations, we will open the call for questions and I do ask that you please limit yourself to one question each to enable us to get through as many questions as possible. Now the following discussion contains forward-looking statements that relate to future results and events and are based on Thomson’s current expectations. Actual results may differ materially from those currently expected due to a number of risks and on certainties discussed in documents that we provide to the regulatory agencies.

This presentation also contains disclosures of certain non-GAAP financial measures. As required by regulatory rules, we have provided a reconciliation of each of these measures to the most directly-comparable GAAP measure in the investor relations section of our website, again, found at www.thomson.com.

Let me now introduce the President and CEO of the Thomson Corporation, Dick Harrington.

Dick Harrington  — Thomson Corporation - President, CEO

Thank you, Frank. Good morning and thank you for joining us. It has been quite an exciting few months for the Company. We took significant strategic steps to strengthen our position for the long-term, most notable the proposed acquisition of Reuters, and we announced the sale of our Learning business. At the same time, we delivered strong financial results for the quarter.

Let me walk you through the highlights. First, the combination of Thomson and Reuters will represent the union of two leaders and will unlock the potential of both businesses. It is a transforming acquisition that will strengthen Thomson’s position as the premier information provider to professionals in the commercial centers of the world. And it will bring together the complementary strengths of Reuters and Thomson Financial, all of which will benefit both our customers and our shareholders.

Earlier this month, we closed the sale of Thomson Learning’s Higher Education and NETg businesses and announced the sale of Prometric. The total proceeds from these sales is approximately $8.5 billion and net proceeds are about $7 billion after taxes and fees. As I previously said, the sale of Thomson Learning was all about opportunities and I can think of no greater opportunity for investing these proceeds than the acquisition of Reuters. And finally, we continue to drive our businesses forward, resulting in strong first-half performance. The results reflect our successful strategy to build workflow solutions for our business and professional customers and our ability to leverage technology platforms across the Company to drive growth and profitability.

As I said when we announced the Reuters transaction in May, this combination is the next logical step for Thomson. It is the high point of what we have been working toward for a decade and this transaction is all about opportunity and growth. The acquisition of Reuters is about bringing together two companies that are each at an inflection point in their development and when combined will be stronger than either would have been on its own.

It is about leveraging the Reuters brand, news service, global reach with Thomson to create new growth opportunities. It is about combining two complementary businesses that will be better equipped to meet our customers’ needs in a fast-moving, dynamic financial market. It is about being an innovator by combining and leveraging content and platforms to create productivity tools that help our customers succeed not only in the financial segment, but also across Thomson’s professional businesses.

And it is about having an increased ability to partner, compete, and prosper. The combination will have a positive impact on growth, margins, and free cash flow, all leading to greater shareholder value. I am confident that we can — I am confident this can be accomplished, given the combination of two experienced management teams, both of which have a strong track record of innovation, integration, and delivering on business transformation programs.

Turning to the regulatory approval process, I am pleased to report we are making good progress. The two companies have met with the U.S. Department of Justice, the European Commission and the Canadian Competition Bureau. We expect to make a formal filing in September with the European Commission. This will trigger the Phase 1 inquiry, which is expected to take five to seven weeks. We estimate that if a Phase 2 review is required, which is not unusual for a transaction of this size, we could close the deal in the first quarter of next year. It is also possible that we could close earlier. Given the complementary nature of the businesses and the highly-competitive nature of the financial information services industry, we remain confident that the transaction will be approved.

Let me point out that given the transaction’s dual-listed company structure, the deal is not subject to formal Hart-Scott-Rodino antitrust process, although the Department of Justice is conducting a review of the deal, and we expect it will be similar to a formal HSR review. We expect the DOJ timing to be similar to the EU’s.

The integration planning process has begun and the teams have been appointed across the companies. Moreover, the process is well underway to ensure that we will achieve annual run rate synergies in excess of $500 million within 36 months of closing, as we outlined at the time of the announcement.

Importantly, while this work is going on, Thomson professional businesses continue to focus on serving their customers, growing their businesses, and making tactical acquisitions as necessary to strengthen and enhance their product offerings and market position. It is business as usual.

Let me now turn to the financial results for the quarter, which were good from top to bottom. Top-line growth, profitability, and earnings were all up substantially from the prior period. After posting 6% organic growth in the first quarter, we continued that momentum. This is the direct result of our success in building workflow solutions and investing in technology platforms that are used across the Company to drive growth and profitability.

Revenue for the quarter was up 10%, excluding exchange. The Legal and Tax and Accounting businesses each had a very strong quarter, though every segment contributed. Importantly, nearly 85% of revenue was derived from Electronic Solutions, Software, and Services, which grew 13%, and recurring revenue was over 80% of total revenue.

Strong revenue growth, solid flow-through in the businesses and greater efficiencies were the primary reason for a 15% increase in operating profit. This is after accounting for $29 million of THOMSONplus and Reuters transition cost. Excluding these costs from both periods, operating profit increased 20%. And adjusted earnings for the quarter were up 21%. Given the results for the first six months of the year and the continuing strong business performance and the business environment, we are well-positioned as we enter the second half.

So in conclusion, let me reiterate how pleased we are with the steps we took during the quarter to enhance the growth profile of Thomson and position the Company to create significant value for shareholders over the long-term. The successful sale of Learning has provided us with a great opportunity to redeploy capital in a faster-growing business and to see the opportunity to strengthen our position as the premier information provider to professionals worldwide.

In the meantime, as we work toward obtaining regulatory approvals for the Reuters transaction, I am very encouraged by our strong first-half performance. Demand for our electronic solutions continue to be strong across our businesses, driving revenue growth, while efficiency initiatives are facilitating higher margins and greater effectiveness across the Company.

I also expect a combination of Thomson-Reuters will result in higher growth and profitability. Our expanded global footprint will present us with an opportunity to leverage our content, platforms and talent across all of our businesses, thereby benefiting our customers, employees, and shareholders.

Let me now introduce Bob Daleo to go over the financials.

Bob Daleo  — Thomson Corporation - EVP, CFO

Thank you, Dick, and good morning, everyone. As Dick mentioned, it has truly been a transformational few months for the Thomson Corporation with the sale of our Learning division and the proposed acquisition of Reuters. I also want to share with you how excited I am about this powerful combination of Thomson and Reuters. I can’t over emphasize the great complementarity between our businesses from so many perspectives — our business approach, our culture, our products, and geography.

However, as the acquisition winds its way through the regulatory approval process, we still have a business to run, so I will begin by reviewing the second quarter results, including the results for each of our five business segments and corporate. Also I will discuss the progress we continue to make and provide some highlights on THOMSONplus and review some of our key performance metrics. I will close by providing an update on how we are tracking as compared to the 2007 outlook we provided on our last call period.

Following on Frank’s comments in the introduction, we are now in the offer period with Reuters. This means there are certain UK legal restrictions that prevent us from being as open as you and we would like to be in regard to the outlook and our targets. And so I thank you for your understanding on this in advance.

Before I begin with a consolidated financials, let me point out that one small regulatory business Fakta in Sweden was moved to discontinued operations this quarter, which generated just $10 million of revenue and $1 million in EBITDA last year.

Now for continuing operations, second quarter revenue growth was 11% — 6% organic, 4% from acquisitions, and 1% foreign exchange. Operating profit rose 15% and the operating margin improving 70 basis points. These increases were particularly gratifying, given that we incurred $27 million of THOMSONplus expenses, versus $12 million a year ago, and an additional $2 million of Reuters acquisition-related costs in the quarter. Excluding these one-time expenses, underlying operating profit grew 20% and the margin increased by 160 basis points. As was true in the first quarter, there will be consistent theme in today’s presentation of margin expansion across our businesses resulting from the flow-through of healthy organic revenue growth and savings resulting from our efficiency programs.

I will now discuss the second quarter results for each of the five business segments, starting with Legal. Our Legal segment had another strong quarter of revenue growth and operating profit and as well as the first half of the year. Revenue grew 9% — 6% organic, 2% from acquisitions, and 1% from exchange. Online revenue increased by 10%, almost entirely organic, and was one of the driven by U.S. Westlaw, which has now grown at least 8% organically for nine consecutive quarters. U.S. Westlaw growth is also benefiting from the success of the Litigator suite of products, which grew 33% in the quarter. In addition, international online grew 18%, led by UK Westlaw.

Now as you know, we have had great success with our Westlaw Litigator product targeted to litigation attorneys and as part of our strategy to develop workflow solutions for specific practices and law firms, this month we launched Westlaw Business, a web-based legal research and workflow solution built specifically for the business or transaction law market. We estimate this business law market represents one-quarter of the $200 billion per year law firms bill their clients, which represents another promising organic growth opportunity for West.

Software and Services revenue in the quarter grew by 16%, 11% organic, led by the continued success of FindLaw, which grew nearly 30%. Print and CD were flat versus the prior year and represented 31% of total revenue. Operating profit for the quarter grew 16% and the margin increased 190 basis points based on revenue flow-through and efficiency initiatives. Year-to-date revenue is up 10%, operating profit up 16%, and the operating profit margin is up 180 basis points to 31.5%.

Thomson Financial delivered another good quarter, with revenue up 8% — 4% organic, 2% from acquisitions, and 2% from exchange. The core Solutions businesses, Investment Management, Investment Banking, and Corporate Services, achieved combined growth of 6% in the quarter. Our transactional and trading platforms continue to show solid results, led by Omgeo, TF’s straight-through processing business, which was up 18% in the quarter. TradeWeb grew 2% and continues to be impacted by declines in U.S. Treasury trading volume, which fell 13% versus a year ago. Enterprise Solutions achieved strong organic growth of nearly 20% in the quarter.

The International operations excluding exchange performed well, with Europe up 13%, of which 5% was organic, and Asia up 21%, of which 16% was organic. These figures reflect the expanded capabilities in these markets and the success of new localized solutions, such as a Japanese language version of ThomsonONE investment management. Overall, we continue to migrate clients to ThomsonONE desktops, which are up over 18% from a year ago.

Segment operating profit grew 15% and the margin rose 130 basis points. Year-to-date revenue is up 8% and operating profit has grown 17%, leading to 150 basis point margin improvement. This continues a positive trajectory for TF, which has grown operating profit margins by approximately 500 basis points over the last five years.

Tax and Accounting’s strong growth accelerated in the second quarter, with revenue up 23%, of which 15% was organic. Organic revenue growth is being driven by solid performances across all three of their businesses. Research and Guidance was up 10%, all organic. Professional Software and Services was up 18%, all organic. And Corporate Software and Services was up 38%, of which 20% was organic.

Checkpoint continues to drive growth in online revenues, increasing 30% in the quarter and marking the 18th consecutive quarter of at least 15% organic growth. Segment operating profit was up 41% and the margin rose over 250 basis points due to significant revenue growth and the benefits of efficiency programs. Year-to-date revenue is up 18% and a 33% increase in operating profit has led to margin expansion in excess of 250 basis points.

Now we are highly encouraged by the first six months of 2007, but keep in mind that the Tax and Accounting segment is a seasonal business, with over one-third of its annual revenue and over 50% of its operating profit historically generated in the fourth quarter, which is the U.S. tax season.

Scientific revenues are up 6% for the quarter — 1% organic, 3% acquisition, and 2% foreign exchange. In Information Solutions, which comprised more than half of the revenue for the business, was up 8%. Software and Services, which is about 10% of the revenue, was up 31%, 10% of that was organic, and was driven by the ScholarOne acquisition last year. However the Legacy print and online businesses, which represent over one-third of the business, were down by 5% for the quarter.

Organic revenue growth was also impacted by the negative impact of translation-related exchange, which we have in this business, and a difficult comparison to the prior year due to one-time revenue benefits there.

Operating profit increased 15%, with the margin expanding 230 basis points, due to higher revenues and efficiency initiatives. Year-to-date revenue has increased 7%, operating profit is up 18%, and the operating margin has increased 250 basis points.

Healthcare revenue increased 43% in the second quarter, largely driven by Solucient and other smaller acquisitions, which contributed 38% of the growth, with the remaining 5% coming from organic. Now, Solucient is tracking on our expectations are represents an important foundation to our Healthcare strategy. The Payer segment of Healthcare, which is our Medstat business, comprises one third of the revenues and was up 10%, reflecting new contract growth. Clinical Decision Support, which represented by Micromedex, Mercury MD, and PDR, represent about 37% of the revenues of the business, were up in total 10% in part reflecting timing of a supplemental release of PDR, which last year, occurred in the second quarter.

Segment operating profit increased 50%, albeit off of a small base. Year-to-date Healthcare revenues were up 42%, operating profit is up 30%, while the margin has declined 60 basis points, again, off of a small base. Note that the Healthcare is a very seasonal business, with over 70% of operating profit historically earned in the fourth quarter of the business.

Now let me discuss Corporate costs. For the quarter, Corporate costs total $72 million, up $22 million from the prior year. The $22 million increase consists of $15 million related to THOMSONplus, $5 million related to corporate expenses, and $2 million of Reuters acquisition-related costs.

For the quarter, THOMSONplus and Reuters-related costs were $29 million versus $12 million in the prior period. As I discussed on our first quarter call, the organizational realignment implemented at the end of last year resulted in the elimination of some costs and the transfer of other costs to Corporate that had previously been in the businesses. These changes also contributed to the increase in this quarter and the year-to-date Corporate costs.

For the first six months, total corporate costs were $163 million, with $63 million related to THOMSONplus and Reuters-related costs. For the full year, we estimate these cost to be representative run rate.

With that, let me now give you an update on THOMSONplus. Last year during our second quarter call, we explained what we were aiming to achieve with the THOMSONplus initiatives. The success of this is already being realized across the business and the program remains firmly on track to deliver on our original expectations. As of the end of the second quarter, the annual run rate savings generated by THOMSONplus was $65 million and the actual savings year-to-date are $23 million. By the end of 2008, we continue to expect run rate savings of $150 million. THOMSONplus-related expenses for the first half of the year were $61 million and we continue to estimate that we will spend approximately $100 million for the full year.

Some of the accomplishments for THOMSONplus to date include a significant movement of labor to low-cost centers. We now have approximately 550 employees in Hyderabad and Chennai, India performing work across a variety of functions. Also, 75% of our revenue base is now on SAP financials, including the Financial group, Thomson Tax and Accounting, and North American Legal. We are working from one common system provides transparency and flexibility while making us more efficient organization.

The TechPlus initiative is also making good progress. 1600 technologists from across Thomson have been brought together under one group, Thomson Global Technology Infrastructure, which is focused reducing overlap and duplication, taking advantage of scale across the Company, implementing centers of excellence, and improving quality and consistency across all operations. Our CustomerPlus initiatives include moving to state-of-the-art processes and deploy new customer care technologies in all of Thomson’s call centers to ensure high-quality and consistent customer experience.

The benefits associated with TechPlus and CustomerPlus initiatives are expected to be realized in the second half of this year and through 2008. Our achievements to date have been encouraging and I look forward to updating you in the future on our continued progress.

Now as you know, we employ a number of metrics to monitor our performance, which we believe are essential to driving shareholder value. And these are included in our compensation programs, such as revenue, operating income, free cash flow, and return on invested capital.

First, let me touch on some of our key revenue metrics, which continue to exhibit favorable trends. Year-to-date, we have achieved solid growth across each of our segments, with revenue up 11%. On an organic basis, revenue has increased 6%, which was led by the strong performance of Legal and the Tax-Accounting segments. Electronic Software and Services comprised nearly 85% of our total revenues and have grown 13%. And finally, recurring revenue represented over 80% of our revenue through the first half.

As noted within our business segments, revenue growth and efficiency programs largely related to THOMSONplus have led to margin expansion across the organization. Prior to adjustments, our first-half margin increased 20 basis points. However, adjusting for the $63 million in THOMSONplus and Reuters acquisition-related costs in the first half and the $19 million last year, operating margins actually increased 140 basis points. The margin improvements we continue to realize are directly reflective of the highly-leverageable nature of our business model.

For the quarter, free cash flow was $226 million versus $315 million last year. However, there are several one-time factors that are making strong underlying — that mask our strong underlying free cash flow. First, discontinued

operations, which is largely Thomson Learning, recorded negative free cash flow of $115 million for the quarter versus $38 million last year. Second, the settlement of a lawsuit by our Legal business resulted in a $36 million cash payment. And finally, we incurred $25 million of cash costs in the quarter related to THOMSONplus versus just $12 million a year ago.

And after adjusting for these one-time items, underlying free cash flow showed strong improvement, increasing 10% in the quarter and 14% year-to-date. We are confident that cash-generating capabilities of the business and we expect 2007 to be another strong year.

Earnings attributable to common shares were $375 million compared to $171 million in the prior year. Adjusted earnings were $254 million, or 21% higher than last year. Adjustments in the quarter include removing the impact of discontinued operations, which includes Thomson Learning, tax benefits of $14 million related to the sale of Thomson Learning, the normalization of our tax rate and the costs associated with the Reuters transaction. After adjusting for all these items, earnings per share rose 18% to $0.39 from $0.33 a year ago.

As Frank mentioned at the outset, due to the UK disclosure requirements associated with providing profit-related forecasts, at this time Thomson will no longer issue or affirm operating profit margin guidance until the closing of the acquisition, unless required to do so in a circular that will be distributed to Reuters shareholders.

Our 2007 outlook for revenue, free cash flow, capital expenditures as the percentage of revenue, and depreciation and amortization, and effective tax all remain unchanged from that provided on our first quarter call. I will highlight two points. First, we continue to believe that revenue growth will finish at the high end of our long-term revenue growth goal of 7% to 9%. And second, although our effective tax rate through six months is around 16%, we estimate that our full-year rate will be closer to 20%.

In summary, Thomson performed well for the first six months of the year. The business is driving top-line growth, profitability, and earnings, all up substantially over the prior period. And there is good momentum within our operations as we enter the second half. The sale of Learning realized substantial value for our shareholders and we’re planning to reinvest the proceeds to drive future growth through the acquisition of Reuters.

It is an exciting time to be a Thomson and our interaction to date has only serve to deepen our admiration for the Reuters business and its people. As Dick mentioned, the Reuters integration planning and antitrust review processes are now under way and progressing well. In fact, given the work that has been accomplished thus far, I am confident that we can achieve annual run rate savings estimated to be in excess of $500 million within the 36 months of closing.

However, I will remind you these synergies will help pay for the deal. It is the growth opportunities that we foresee resulting from this powerful combination that we are confident will create significant value for both Thomson and Reuters shareholders. And while we are working hard to ensure the proposed acquisition of Reuters closes in a timely manner, we remain very focused on our business, evident by the success achieved in the second quarter on both the top and bottom lines.

And with that, let me turn it back to Frank.

 Frank Golden  — Thomson Corporation - VP-Investor Relations

Thanks very much, Bob, and we would like to open it up for questions now.

QUESTION AND ANSWER

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS). Drew McReynolds, RBC Capital Markets.

Drew McReynolds  — RBC Capital Markets - Analyst

Thanks. Good morning.

Dick Harrington  — Thomson Corporation - President, CEO

Good morning, Drew.

Drew McReynolds  — RBC Capital Markets - Analyst

Just four questions today, I will just do one by one, here. First, just in terms of your Thomson Financial business, what is the overall impact, in broad strokes, of the backup in bond yields we are seeing, the tightening credit cycle, the mortgage market in the U.S.? Are there specific areas where you are affected by that?

Bob Daleo  — Thomson Corporation - EVP, CFO

Particularly, Drew in TradeWeb. That is where we have our fixed income business and as interest rates affect the perspective on treasuries and on lending in general, it tends to tighten the market a bit and since our business is driven really by trade volume, it is a direct impact there in transactions. That is why we reported 2% revenue growth this quarter and, indeed, have had seen for the past four or five quarters a significant slowdown in growth.

Drew McReynolds  — RBC Capital Markets - Analyst

Okay and would you disclose what contribution TradeWeb is to Thomson Financial overall?

Dick Harrington  — Thomson Corporation - President, CEO

Well, fixed income at Thomson Financial, overall, is about over $200 million.

Bob Daleo  — Thomson Corporation - EVP, CFO

I was going to say about 10% of the business.

Drew McReynolds  — RBC Capital Markets - Analyst

Okay. That’s great. Thank you. Second question just on Checkpoint and within the Tax and Accounting division, obviously very, very good growth there. Just remind us where is Checkpoint in terms of penetration of the market?

Unidentified Company Representative

Drew, it’s (inaudible) first of all, if you look at it from an electronic point of view, it has — it probably exceeds 50% market share, but there is still a large print version in that particular market. We have a smaller version — smaller market share in print and a higher market share in electronic.

Drew McReynolds  — RBC Capital Markets - Analyst

Okay. Thank you. Just the third question, here, if I look at the organic growth in the Scientific division, obviously high percentage of recurring revenues, high percentage of Electronic revenues. We did 4% growth in Q1, 1% growth in Q2 — excuse me, just have a cold here — can you just explain why sequentially we withdraw from four to 1% just, again, in broad strokes, here?

Bob Daleo  — Thomson Corporation - EVP, CFO

Apparently, Drew, this is a business that is actually two businesses. It is a high-growth solutions segment, which is actually growing at — as I said, we’ve got two-thirds of the business growing at about 8% and you have got one-third that is actually declining about 5%. The biggest part of that decline in Legacy is a business which is Dialog, which is a platform, or an aggregator of content across a market and just like all aggregators at this point as the technology moves to the desktop and away from the librarian, you see a decline in usage.

And Dialog is, just like other aggregators, suffering in that regard. It is a big part of the business and this quarter it was a larger decline than the previous quarter. And also there is another impact here that the comparison to a year ago is a little bit tougher in this quarter. Last year at this time, they grew 8% and some of that was one-time revenues of back-year sales.

And then the third part of it, too, and that this business does experience transaction, actually transaction impact to revenues because they are a sterling-based business and many of — it is a global business — many of their customers are in the U.S. and they pay in dollars. So they have had a negative impact of that. If you take all of those things out, the core business is growing — it is about an 8% growth business.

Drew McReynolds  — RBC Capital Markets - Analyst

Okay that’s great. And just a final question here, housekeeping more than anything, on the core corporate cost, I think last quarter you indicated something in the 55 to 60 million run rate range per quarter. Obviously a little lower this quarter. Just wondering if there has been any change there in your run rate of core corporate costs going forward?

Bob Daleo  — Thomson Corporation - EVP, CFO

Well as I said, I think that the costs that we have in the first year — first half of the year are representative of what we think we will do for the full year, so maybe a little bit higher than we gave guidance on in the first quarter.

Drew McReynolds  — RBC Capital Markets - Analyst

Okay. That’s great. Thanks very much.

Operator

Andrew Mitchell, Scotia Capital.

Andrew Mitchell  — Scotia Capital - Analyst

Thanks, good morning to all of you and thanks. Two questions. First on Financial, I was just interested to have a little more of your input on TradeWeb’s organic growth outlook and whether you think it is going to deteriorate further before it recovers or are you expanding into enough new product arenas to view the weakness as a relatively short-term challenge? And then secondly, I wondered if you could clarify the potential earnout on the recent Learning transaction. That’s it.

Bob Daleo  — Thomson Corporation - EVP, CFO

I will answer the second one and Dick will answer the first one on TradeWeb. I guess I am not questioning the earnout on the recent — I don’t — we don’t — we are getting cash for all these businesses, there are no associated earnout. I must be misunderstanding.

Andrew Mitchell  — Scotia Capital - Analyst

I think on the Prometric, unless I misunderstood —

Bob Daleo  — Thomson Corporation - EVP, CFO

It’s no earnout — it’s no earnout. It is $435 million and we have provided financing, a financing package of $125 million associated with that. But it is a cash deal.

Andrew Mitchell  — Scotia Capital - Analyst

Okay.

Bob Daleo  — Thomson Corporation - EVP, CFO

And I will let Dick do —

Dick Harrington  — Thomson Corporation - President, CEO

Yes, the TradeWeb, first of all, TradeWeb has moved into a number of other different types of securities and so the reason why it is not negative — if we adjusted the mortgage-backed securities, etc., we would probably show negative growth, but we are showing slight positive growth. I think it was 2% roughly for the — I think it was 2% for the quarter, might be 2% for the year also. But that is because we are moving into other debt instruments and we are doing quite well and those are growing well, but obviously don’t have the size and scale yet to offset the flat or slight decline in the mortgage-backed securities.

Andrew Mitchell  — Scotia Capital - Analyst

Dick, if I may, just following up on that, when do you think you get to, as you have said before, a bit of a tipping point where you’re expanding in enough new arenas that you can offset the weaknesses you’re feeling in the core treasury business?

Dick Harrington  — Thomson Corporation - President, CEO

I think by the end of this year going into next year, I think they should you — I think you’ll start to see that tick up as we have seen in other businesses. But there is no overnight on this. Obviously, what we are trying to do is have continued growth, but — and they get back to a 5% growth level hopefully within the next 18 months.

Andrew Mitchell  — Scotia Capital - Analyst

Thank you.

Frank Golden  — Thomson Corporation - VP-Investor Relations

And just to clarify a point there, Andrew, we have seen good growth in mortgage-backed securities. As Bob had mentioned, the decline was on the treasury side.

Andrew Mitchell  — Scotia Capital - Analyst

Great.

Operator

Karl Choi, Merrill Lynch.

Karl Choi  — Merrill Lynch - Analyst

Hi, good morning. I just wonder what steps have you taken to make sure that the Thomson Financial employees are not distracted throughout this whole process at the same time that your competitors cannot make inroads when you are in this transition period? And just really quickly, how much in terms of acquisition — (inaudible) acquisition cost do you expect in the next two quarters? Thanks.

Dick Harrington  — Thomson Corporation - President, CEO

Okay, Karl, you got cut off. Let me repeat it and I will see if I can get it. The first question — I’m sorry, we didn’t hear you clearly, but the first question was obviously dealing with Thomson Financial and what are we doing to continue to motivate the Thomson Financial employees. And I think the way to look at it is we just got through doing with Thomson Learning where we obviously had to make sure they were fully motivated to make sure that they delivered on the performance of Thomson Learning during that sales process, which you recall that took — that was a nine-month process.

And what we do is put in specific — we have a number of different programs from stay bonuses, performance bonuses, deal bonuses, etc., that we cascade down through the organization as appropriate. And we have done the same thing with Thomson Financial to make sure that they are there.

And the other question —.

Bob Daleo  — Thomson Corporation - EVP, CFO

In terms of going forward, I think it is a little premature for me to comment on that right now, Karl. But I would say that the $2 million of costs that we have incurred are exactly related to what Dick just mentioned, retention and stay bonuses that we put into place at Therefore.

Right now, we’re in the process of developing our plans for integration, and really it is a little premature for me to say what those costs will be and when they will occur.

Karl Choi  — Merrill Lynch - Analyst

And do you have plans to maybe put some of your product development plans on hold pending the acquisition?

Dick Harrington  — Thomson Corporation - President, CEO

The answer, Karl, I think the key is if, as we said — and I assume you are specifically talking about Thomson Financial?

Karl Choi  — Merrill Lynch - Analyst

Correct, yes.

Dick Harrington  — Thomson Corporation - President, CEO

Yes. No, I think as we said in this transaction, it is a very complementary transaction. There is very little overlap, so we will obviously continue to develop products and services and continue to make acquisitions as they make sense.

Karl Choi  — Merrill Lynch - Analyst

Great, thank you.

Operator

Tim Casey, BMO Capital Markets.

Tim Casey  — BMO Capital Markets - Analyst

Thanks, good morning. There is still some confusion out there regarding your exposure to the subprime woes and credit tightening. Can you confirm when or if you have already received the proceeds from the textbook sale?

Dick Harrington  — Thomson Corporation - President, CEO

Oh, yes, I’m sorry. I thought you were talking about TF again. I was a little confused. No, no, we have received the proceeds; July 5 it closed. The noise that was going on in the market had actually nothing to do with the Thomson Corporation. It was obviously the acquirer of Thomson Learning, but they have been able to finance that deal successfully and we have received all the proceeds.

Tim Casey  — BMO Capital Markets - Analyst

Thank you.

Operator

Vince Valentini, TD Newcrest.

Vince Valentini  — TD Newcrest - Analyst

Thanks very much. A couple of little things. First the revenue guidance for the year of 7% to 9%, obviously you have already done 10% in the first half. Is that just you have a long-term target, you don’t like to budge from that, or are you sort of explicitly guiding that revenue growth will decelerate in the second half of the year in order to get down to 9% or less?

Bob Daleo  — Thomson Corporation - EVP, CFO

Well, a couple of points. First of all, the majority of our revenues do come in the second half of the year. Second of all, that part of that 7% to 9%, remember it is organic growth and it is acquisitions. And some of the acquisitions are a carryover of what we did last year. So you are going to see less of a contribution from acquisitions going forward, and those are really the two reasons why we’d say that we are sticking with 7% to 9%. But we have said the high end of that range.

Dick Harrington  — Thomson Corporation - President, CEO

But, Vince, at the same time don’t forget our 7% to 9%, as you stated earlier, is a long-term target and we look at that over a business cycle.

Vince Valentini  — TD Newcrest - Analyst

Okay. That’s fair enough. And the second thing is related to the Reuters transaction, I think it is still a reasonably early stage in your discussions with all the relevant regulatory bodies, but at this point can you give us any sense of any potential divestitures? Is it still the position you expect to keep 100% or at this point is there some signal from any of those bodies that there may have to be some small divestitures to get this done?

Dick Harrington  — Thomson Corporation - President, CEO

As I said — as we said earlier, we think these assets are very complementary and we are confident that we will be able to go through the process in a normal fashion.

Vince Valentini  — TD Newcrest - Analyst

Okay. Thanks.

Operator

Peter Appert, Goldman Sachs.

Peter Appert  — Goldman Sachs - Analyst

Thank you. Bob, would it be possible to quantify the margin impact on a segment level for the cost pullout you are bringing down to the Corporate level associated with ThomsonONE just to give us a better sense of sort of what the margin progression is in the businesses? And then secondly, do you have an estimate of how much of the — I’m sorry, I meant to say THOMSONplus, but I said ThomsonONE — how much of the Corporate expense is permanently increase because of the THOMSONplus expenses? In other words, could we anticipate a decline in Corporate expense in ‘09, for example, as the program is completed? Thanks.

Bob Daleo  — Thomson Corporation - EVP, CFO

I will answer the second question first in that we have segregated the THOMSONplus costs and as we reported to you and the vast majority, indeed, just all of that, all of those costs will go away as the program winds down. So the $60 million that we are spending, $100 million we are going to spend that this year, that will go away and so you will be left with the Corporate run rate that we are talking about here.

In terms of the specifics of how much of the margin, I don’t have that, an analysis like that at my fingertips. I certainly know what we have done in total and we are driving these programs across the organization and we are really measuring. As I said in the beginning, the objective is not simply to take $150 million of costs out, it is to drive the margins of the business. That is the way we look at, so I think that I wouldn’t want to speculate. I haven’t gone through them all to say what percentage of this is related to that.

I think it is less relevant. Actually, I think what really relevant is what the total Company is doing and I think we said early on when we did this that we were targeting to drive our operating margins up to 22% as a result of THOMSONplus. And I think we are well on track to achieve that objective.

Dick Harrington  — Thomson Corporation - President, CEO

But just to follow on Bob’s answer, I think what we do do is we do look as we look at the THOMSONplus cost and when we do our planning process, determining, obviously, what is the flow-through of profitability from growth and what is the flow-through is because of reduced expenses. But that is just for planning purposes, we don’t — but as Bob said, once we move into the actual year, we are looking, we know what we expect for margins and we are really driving margin growth at that point.

Frank Golden  — Thomson Corporation - VP-Investor Relations

And, Peter, just to give you a bit more granularity on Bob’s point regarding the reduction in THOMSONplus costs, recall that last year, which still stands today, we gave you guidance that we would spend $100 million on THOMSONplus in ‘07, drops to $50 million next year, and then to $30 million in ‘09.

Peter Appert  — Goldman Sachs - Analyst

Got it. Very good. Thank you.

Operator

Lisa Monaco, Morgan Stanley.

Lisa Monaco  — Morgan Stanley - Analyst

Good morning. A couple of questions. One just on Legal, obviously the margins are very high there and I am just trying to think about a couple years down the road, including the impact of the THOMSONplus. Where can those margins get? And I realize you are not coming specifically on margins, but how much more leverage can we see in the business, if you could give us a sense for where costs can be rationalized? And then I have two follow-ups.

Bob Daleo  — Thomson Corporation - EVP, CFO

Lisa, I think that we have continued to see a step improvement in the Legal group as they transition from print to electronic and with the growth that they have had and obviously the efficiency programs we are doing. I wouldn’t comment specifically on where we think that is going to go. I think the one of the things that we look at very carefully is growth and it is growth that drives profitability, ultimately. And so while we would expect to see continued improvements in the margins, gradual improvements over time, we will always make sure that we are reinvesting sufficiently in the business to drive that top-line growth.

Lisa Monaco  — Morgan Stanley - Analyst

Okay. And then if, Bob, you could just elaborate on why we should see a ramp-up in the tax rate in the second half of the year and then if you guys could give us some sense for I think there were some comments that you are going to continue to do tactical acquisitions while you close the Reuters transaction. Can you give us the magnitude of what the threshold there is? Thanks.

Bob Daleo  — Thomson Corporation - EVP, CFO

I will answer that second question first and that is that we have always, you know, in thinking about and planning for Reuters, we have always felt very strongly that we would continue to support the professional group in every dimension that it needs. And so the acquisitions there are more opportunistic than they are in terms of what we planned. I think we said at times we could do three to $500 million a year. Certainly we have the capacity to do that and to date we haven’t achieved that level primarily because we haven’t seen acquisitions that make sense for us to make those kind of investments. So I would say we certainly are comfortable with that three to $500 million and would hope to achieve that during this year.

In terms of the tax rate, the tax rate is very much dependent upon income sources across the globe and so the tax rates that we calculate in a given quarter in part reflect where the source of revenue profits are. And so right now, we do expect still that given a combination of things tax loss and things like that, we do expect that the tax rate will be closer to 20% when we get to the end of the year.

Lisa Monaco  — Morgan Stanley - Analyst

Thank you.

Operator

Mark Braley, Deutsche Bank.

Mark Braley  — Deutsche Bank - Analyst

Yes, hi. Two questions, if I can. First of all, just in Thomson Financial, obviously TradeWeb is one of the pieces that is growing below the average. That is 2% against the 4% organic. You gave us sort of the pieces that were growing stronger. Can you just tell us what else is sub average in that group so we can kind of work out what the drivers are?

And just to be absolutely clear on the Learning disposal, other than the $125 million of financing you are providing to the Prometric buyers, is there any other of the proceeds that you either haven’t received yet or where, effectively, you are still bearing the risk?

Bob Daleo  — Thomson Corporation - EVP, CFO

Actually, Mark, I would emphasize we have not closed Prometric yet, so the $435 million purchase price transaction hasn’t close, so the cash there is not in yet. But other than that, all the other cash is in the bank and invested.

Mark Braley  — Deutsche Bank - Analyst

Excellent.

Bob Daleo  — Thomson Corporation - EVP, CFO

In terms of the sub average in TF, there is another — the other significant business is Retail Wealth Management, which represents, on an annualized basis, about 25% of TF and there, we continue to grow ThomsonONE platforms very significantly. However, the Legacy products are declining and so if you look at that business, that business is about flat on a year-to-date basis. And if you took those two, those would be the significant contributors that tend to dampen down the overall organic growth.

Mark Braley  — Deutsche Bank - Analyst

Sounds great. Thank you very much.

Operator

Sami Kassab, Exane.

Sami Kassab  — Exane - Analyst

Good morning, gentlemen. Two questions, if I may. First one, within Tax and Accounting, could you please comment on the drivers of the organic revenue growth? Are you seeing increased pricing power? Are you seeing retention rates going up? Are you seeing the average spend going up? Can you give us more color on where the good growth comes from, please, and whether you see those rates sustainable into Q3 and especially Q4?

Dick Harrington  — Thomson Corporation - President, CEO

I’ll start — I’m sorry, Sami, do have another one?

Sami Kassab  — Exane - Analyst

Yes, please. And secondly, whether you could update us on your data center consolidation projects, where are you now, how many you still have, and when do you expect the project to be completed, please?

Dick Harrington  — Thomson Corporation - President, CEO

Let me talk to the TTA. Maybe Bob can do the data center one. I can only tell him the answer and if I do that (inaudible) but the one time I don’t have Mike Wilens here, our CTO, in the room actually. But if I go back to Thomson Tax and Account, first of all Thomson Tax and Accounting has had high-single digit, double-digit growth, quarterly growth for a number of years now. The strategy — so just to go back, without getting into individual products, we have strategies that we go after the research and guidance area, we go after the corporate tax area, and then we go after the accounting firm area for both for accounting information as well as tax information. We not only provide the information in those areas, but we provide all the software and services.

So we have had a whole list of holistic approach to that marketplace and so we all think of, say, the corporate markets as income taxes, but you have income taxes, you have sales tax, you have property tax, you have trust taxes. A lot of — there is a lot of peripheral tax-type products and services that are in that market and we have been building — we have been doing both build and buy. We have been building out some of these areas and we have been doing some small acquisitions and then growing them in that area so that we can create a full suite of products for the corporate, for the accounting firm sector, and for, obviously, research and guidance.

And that is what is really driving the growth. And that is what is driving the growth of that and we think that obviously we have built a good platform and we know that market quite well. And we expect to continue that growth going forward.

Sami Kassab  — Exane - Analyst

Thank you.

Frank Golden  — Thomson Corporation - VP-Investor Relations

And regarding the data center consolidation, we have a surprise guest, Mike Wilens, who just joined us. So we will kick that to Mike.

Bob Daleo  — Thomson Corporation - EVP, CFO

Somebody went and got him.

Mike Wilens  — Thomson Corporation - EVP, CTO

I was listening on the webcast.

Dick Harrington  — Thomson Corporation - President, CEO

Oh, good. Very good.

Mike Wilens  — Thomson Corporation - EVP, CTO

Technology, you know. Anyway, we have made a lot of progress during the first six months of 2007 in consolidating the data centers. We will achieve probably three-quarters of the run rate savings we were seeking by the end of the year in doing that. Obviously the Reuters acquisition will change the trajectory a little bit in 2008, but that remains to be seen as we go through the integration process. So net-net, we are in good shape. That would have been over first quarter of 2008, but we will see where it goes from here.

Operator

And Mr. Golden, we have no further questions in queue, sir. Please continue.

Frank Golden  — Thomson Corporation - VP-Investor Relations

Okay. Very good. Well then that will conclude our call. Thanks everyone for joining us today. If you have any follow-up questions, feel free to contact myself or my colleague Mike Goddard. Thanks.

Operator

Ladies and gentlemen, this conference will be available for replay starting today, July 26, 2007, at 12 p.m. and ending August 2 at midnight. You may access the AT&T replay service at any time by dialing 1-800-475-6701 and entering the access code of 880107. International participants, please dial area code 320-365-3844. Those numbers once again are 1-800-475-6701 and 320-365-3844 with the access code of 880107.

That does conclude our teleconference call for this morning. Thank you very much for your participation as well as for using the AT&T Executive Teleconference service. You may now disconnect.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance in 2007.  These statements are based on certain assumptions and reflect Thomson’s current expectations.  Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its ability to deliver continued growth and profitability, its enhancement of Thomson’s growth profile and creation of shareholder value through recent transactions, its anticipated run-rate savings related to THOMSONplus, its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and that the combined business will deliver faster growth and higher profitability.  While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made.  Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US.  For further information about the public reference room, call the SEC at +1 800-732-0330.

Statements in this presentation which relate to potential earnings enhancements should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period. No statement in this presentation is intended to constitute a profit forecast.

NON-GAAP FINANCIAL MEASURES

This presentation contains disclosures of certain non-GAAP financial measures, such as adjusted earnings and free cash flow.  Please see the “Investor Relations” section of our website, www.thomson.com, for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.  You can also find some GAAP reconciliations in the tables attached to our earnings release dated July 26, 2007, which is also available on the Thomson website.